FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

August 3, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

Micrologix and Strata Pharmaceuticals Complete License Agreement for MBI-226

Vancouver, BC, CANADA, and San Diego, California, USA, August 3, 2004 – Micrologix Biotech Inc. (“Micrologix”) (TSX: MBI; OTC: MGIXF), and Strata Pharmaceuticals, Inc., (“Strata”) a private, hospital-focused specialty pharmaceutical company based in San Diego, have entered into a Collaboration and License Agreement for the development and commercialization of MBI-226, a compound in Phase III clinical development for the prevention of catheter-related infections.

Under the terms of the agreement Strata will have exclusive rights to market and sell MBI-226 in North America and Europe. In exchange for these rights, Micrologix will receive:

  Up-front: $2.65 million comprised of a $2.0 million (US$1.5 million) up-front fee and a $650,000 (US$500,000) equity investment in common shares of Micrologix at $1.08 per common share;

  Milestones: up to $40 million (US$30 million) in development and commercialization milestone payments; and

  Royalty: A double-digit royalty on net sales

In addition, Strata will fund the clinical, regulatory, and commercialization costs related to MBI-226 and will assume responsibility for manufacturing.

Micrologix and Strata will form a Joint Development Management Committee (JDMC) to oversee the development of MBI-226. Strata will seek a Special Protocol Assessment (SPA) from the U.S. FDA for a Phase III human clinical study, which is expected to be initiated in the first half of calendar 2005. In addition, the option to submit a New Drug Application (NDA) based solely on data from the first Phase III study will be reviewed by the JDMC (see “About     MBI-226 & Catheter-Related Infections” below).

Jim DeMesa, M.D., President and CEO of Micrologix commented, “This agreement represents a major step toward the commercialization of MBI-226.  Strata’s experienced team, along with their focus on hospital and anti-infective markets, make them an excellent partner to advance MBI-226 toward approval in the US and Europe. With its clear NDA potential and the growing catheter market, MBI-226 represents a solid revenue opportunity for us in the near-term. We will now focus our internal product development resources toward our high-priority clinical programs:      MBI-3253 (entering Phase II development for hepatitis C virus infections) and MITO-4509 (entering Phase II development for Alzheimer’s disease)”.

Ted Schroeder, President and CEO of Strata, stated, “The opportunity to develop and market this important late-stage product represents an exciting and key component of our strategy and business model. We will work closely with Micrologix to ensure the most efficient path forward to product approval, and ultimately commercial sales of MBI-226.  With the support of a very high quality investor syndicate, we believe we are well positioned to maximize this compelling commercial opportunity.”  Mr. Schroeder is a pharmaceutical industry veteran with executive-level experience at Elan, Dura Pharmaceuticals, and Bristol-Myers Squibb.

Cam Garner, Chairman of Strata, added "This transaction represents the initial execution of our strategy to acquire or in-license products targeting the hospital-based prescribing audience.  MBI-226 is an excellent fit with both this strategy and the capabilities and expertise of Strata.”  Mr. Garner is the former Chairman and CEO of Dura Pharmaceuticals and the current Chairman of Favrille and Xcel Pharmaceuticals.

About Strata

Strata Pharmaceuticals is a San Diego-based private specialty pharmaceutical company focused on the development and commercialization of therapeutics utilized primarily in the hospital setting. The Company’s initial focus is on hospital-use anti-infectives.  The business of Strata is driven by in-licensing and acquisition of late-stage development compounds and commercial-stage drugs.  Strata is funded by a syndicate including Domain Associates, ProQuest Investments, and Windamere Venture Partners, which has been involved in the start-up and growth of several successful specialty pharmaceutical companies, including Santarus, Inc. (Nasdaq: SNTS), Prometheus Laboratories, and SkinMedica, Inc.

Micrologix Biotech Inc.

August 3,2004

About MBI-226 & Catheter-Related Infections

MBI-226 (omiganan pentahydrochloride 1% gel) is a topical cationic antimicrobial peptide in Phase III clinical development for the prevention of catheter-related infections. In July 2003, Micrologix completed a pivotal Phase III clinical study of MBI-226, which included over 1400 patients in 29 centers in the US.  The primary endpoint, a reduction in catheter-related bloodstream infections (CRBSIs), resulted in a 15% improvement as compared to the accepted standard of care, povidone-iodine, which was not statistically significant. Both secondary endpoints of the study (widely recognized prerequisites to CRBSIs), reduction of catheter colonization and local catheter site infections (“LCSIs”), achieved a high level of statistical significance compared to the standard of care (p=0.002 and p=0.004, respectively). In June 2004, Micrologix completed the second of two meetings with the U.S. FDA regarding the MBI-226 regulatory path forward. Based on the meeting, several options were available for advancing the program toward market approval. Among those options is  to complete a confirmatory Phase III trial using, as the primary endpoint, statistically significant data from the first Phase III study completed in July 2003, specifically LCSIs. Although a more challenging path, the meeting also resulted in the opportunity to submit an NDA for CRBSIs based on statistically significant data from the first Phase III study.

In 2003, more than eight million central venous catheters (CVCs) were sold in the US (up from approximately five million in 2001), and US unit sales are forecast to exceed 11 million by 2007. Globally, 16 million CVCs were sold in 2003 and global unit sales are forecast to grow to 24 million by 2007. In patients where a CVC is used, it is estimated that CRBSIs develop in approximately 5% of patients, of which approximately 20% of these patients die annually. On average, a patient with a CRBSI spends an additional 6.5 days in intensive care at a cost of more than US$29,000 per stay. Based on previous studies, it is estimated that these infections increase the cost to the US health care system by more than US$9 billion annually. It is also anticipated that MBI-226 may be utilized to prevent infections related to other percutaneous medical devices, including dialysis catheters, peripheral catheters, and others.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (August 3, 2004) at 9:00 a.m. ET (6:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-387-6216 (U.S. and Canada) or (416) 405-9328 (Toronto area callers).  A replay of this call will be available from August 3 at 11:00 a.m. ET through August 17, 2004. The playback number is: 1-800-408-3053 or 416-695-5800, reservation number 3087295.The call will also be web cast at www.mbiotech.com.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company has four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation. On April 15, 2004, Micrologix announced an agreement to acquire San Diego-based MitoKor, Inc., a biotechnology company focused on the research and development of products for degenerative diseases such as Alzheimer’s disease, arthritis, and glaucoma—as part of the approval process for this transaction, a California Fairness Hearing is scheduled for August 11, 2004 (MitoKor shareholder approval and closing of the transaction are anticipated shortly after this hearing).

“Jim DeMesa”

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Gino DeJesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward looking statements in this news release include, but are not limited to: Micrologix receiving milestone and royalty payments set out in its agreement with Strata; Strata seeking a Special Protocol Assessment for a Phase III study of MBI-226 expected to be initiated in the first half of calendar 2005; and our expectation of obtaining fairness hearing and shareholder approvals for the acquisition of MitoKor and closing of the transaction. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: dependence on and management of current and future corporate collaborations, government regulation, early stage of development; technology and product development; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; manufacturing and market uncertainties; and intense competition. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: August 3, 2004